# MANAGEMENT'S DISCUSSION AND ANALYSIS

GOLD & SILVER

**AYA GOLD & SILVER INC.**

1320 Graham Boulevard, Suite 132, Mont-Royal, Québec, Canada, H3P 3C8

**info@ayagoldsilver.com | www.ayagoldsilver.com**

GOLD & SILVER

Exhibit 99.66
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-20252
Management’s Discussion and Analysis of Financial
Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”) of the operations, results, and financial position of Aya Gold & Silver
Inc. (the “Corporation” or "Aya"), dated August 13, 2025, covers the three and six-month periods ended June 30, 2025. This
MD&A is prepared by management and should be read in conjunction with the Corporation’s Unaudited Condensed Interim
Consolidated Financial Statements (“FS”) and related notes for the three and six-month periods ended June 30, 2025. The
Corporation uses certain non-GAAP financial measures in this MD&A as described under “Non-GAAP Measures.
The Corporation’s June 30, 2025 FS and the related financial information contained in this MD&A have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" of the IFRS Accounting Standards (“IFRS”)
as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All amounts are stated in thousands of United States dollars (“US”), except for per share amounts, or unless otherwise indicated. References to “C$” are to the Canadian dollar while “MAD” refers to the Moroccan Dirham.
This MD&A contains forward-looking information that is subject to risk factors set out in a cautionary note in this MD&A under
“Cautionary Statement Regarding Forward-Looking Information”. All information contained in the FS and this MD&A has been reviewed by the Audit Committee and approved by the Corporation’s Board of Directors. This MD&A is current as of August 13,
2025, unless otherwise stated.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-20253

AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-20254
Business Overview

General
Aya Gold & Silver Inc. is a Canadian-based precious metals mining corporation active across the full mining lifecycle; from discovery and development through to production. The Corporation operates in Morocco, a politically stable jurisdiction with supportive regulatory environment, offering low operating costs and well-developed infrastructure. Guided by a vision of responsible mining, Aya’s management team brings extensive mining expertise and a strong track record of delivering accretive projects.
Aya’s flagship asset is the Zgounder Silver Mine, recognized for its rare, high-grade silver mineralization. The mine is located along the Anti-Atlas fault, one of North Africa’s most geologically rich and underexplored regions, known for hosting world-
class silver, gold, and base metal deposits. Aya also owns an 85% interest in the Boumadine polymetallic project, which is currently at the exploration and evaluation stage.
Aya is incorporated under the Canada Business Corporations Act; its financial year-end is December 31, and it trades on the
Toronto Stock Exchange under the symbol “AYA” and on the OTCQX under the symbol “AYASF”. Aya’s issued and outstanding share capital totals 141,900,422 common shares on August 13, 2025.
Geographic Overview
•The Zgounder mining permit covers 16 km² and Zgounder Regional permits cover an additional 441 km².
•Boumadine exploration permits cover 314 km2.

For details and history of permitting please refer to the Corporation's latest Annual Information Form available on SEDAR+
(www.sedarplus.ca).
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-20255
Zgounder Silver Mine
Located in Morocco’s central Anti-Atlas Mountains, the wholly owned Zgounder Mine is a rare, high-grade primary silver operation, differentiating Aya from most producers that recover silver as a by-product. A 2022 feasibility study, supported by a mineral reserve estimate, confirmed strong economics for a large expansion, which was completed on-budget at the end of fiscal 2024.
Ramp-up of commercial operations
In December 2024, the Corporation completed the construction of a new processing plant at the Zgounder Silver Mine, marking a major milestone in its transition to a fully mechanized, high-capacity operation. The expansion increased processing capacity approximately four-fold from prior levels; the nameplate processing capacity is currently estimated at 2,700 tonnes per day. The project included new underground and open-pit mine development, upgraded tailings and water storage facilities, and the construction of an on-site assay laboratory. Infrastructure improvements included a new electrical substation and power line required to fulfill the power requirements of the new plant.
Silver is produced through cyanide leaching and refined into doré bars. All of the Corporation’s revenue is derived from the production and sale of silver, which is refined in Switzerland. Sales are made on a regular basis to achieve current market prices. Until January 2025, the Corporation also operated a flotation circuit and sold silver concentrate in addition to doré
production.
Near-mine and Regional Exploration
Exploration is a core part of Aya’s growth strategy, focused on expanding its resource base, advancing priority targets, testing new prospective zones, guiding future development decisions and enhancing overall geological understanding of the project area. The 2025 exploration program is targeting 20,000 to 25,000 metres of Diamond Drill Holes ("DDH") of additional drilling.
Mineral Reserve and Mineral Resource Estimate
On June 16, 2022 Aya Gold & Silver published a NI 43-101 compliant, amended technical report and feasibility study available on SEDAR+ (www.sedarplus.ca).
Boumadine Polymetallic Project
Located in the Anti-Atlas region of eastern Morocco, Boumadine is a polymetallic gold-silver-zinc-lead system owned 85% by
Aya and 15% by National Office of Hydrocarbons and Mines ("ONHYM").
Exploration
The Boumadine Project is Aya’s most advanced development-stage asset and a key pillar of its long-term growth strategy in
Morocco. Boumadine benefits from year-round access and supportive infrastructure, and remains open in all directions. The
2025 exploration program is targeting 100,000 to 140,000 metres of additional drilling to expand mineralization, test satellite targets, and assess broader regional potential. Exploration is supported by Aya’s strong balance sheet and disciplined capital allocation.
Since 2022, Aya has completed nearly 193,000 metres of drilling at Boumadine, significantly advancing the geological model.
Metallurgical testwork conducted on Boumadine mineralization supports a two-stage processing flowsheet. The Corporation is working on a preliminary economic assessment of the Boumadine project. Approximately 50% of the Inferred resource is pit-
constrained, with the remainder amenable to underground development, offering operational flexibility.
Mineral Resource Estimate
On February 24, 2025, the Corporation published an updated NI 43-101-compliant Mineral Resource Estimate (MRE), incorporating 2024 drill results; available on SEDAR+ (www.sedarplus.ca). See section Development and Exploration.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-20256
Q2-2025 Business Highlights

June 2025 Corporate Financing
On June 18, 2025, the Corporation closed a bought deal financing and issued 10,767,795 common shares of the Corporation at a price of C$13.35 per common share for gross proceeds of approximately C$144 million (US$105 million) including the exercise of the 15% over-allotment option. The Offering was completed by way of a prospectus supplement to the short form base shelf prospectus of the Corporation dated June 10, 2025, which supplement was filed on June 12, 2025.
The Corporation intends to use the net proceeds of the Offering to advance its business objectives, including for the advancement of its exploration program at Boumadine, the exploration program at Zgounder Regional, and for working capital and general corporate purposes.
Project Facility for the Advancement and Development of Boumadine
On June 23, 2025, the Corporation closed a US$25 million credit facility with the European Bank for Reconstruction and
Development (“EBRD”) to support the advancement of development work at its Boumadine polymetallic project located in the
Draa-Tafilalet region in the Kingdom of Morocco.
Amounts borrowed under the loan incur interest at a rate of SOFR plus 5% per annum, with interest payable semi-annually on
January 19 and July 19. The loan is repayable in full by bullet payment on the second anniversary of the agreement date. A commitment charge of 0.75% per annum applies to undrawn amounts, beginning 30 days after signing.
As at June 30, 2025, the Corporation has not utilized or drawn upon this loan.
Transaction with Mx2 Mining
On April 15, 2025, the Corporation closed its previously disclosed strategic transaction with Mx2 Mining Inc. ("Mx2"), involving the transfer of all rights to the Amizmiz Gold Project located in the Kingdom of Morocco (the “Transaction”). As a result, Mx2 has acquired a 100% interest in the Amizmiz Gold Project. Concurrent with the Transaction, Aya participated in Mx2’s C$16 million private placement with a C$1 million investment and now holds a 42.3% equity interest in Mx2. This Transaction aligns with the Corporation’s strategy to focus on advancing its core assets at Boumadine and Zgounder, while supporting other high-
potential, strategic growth initiatives.
Environmental, Social and Governance (“ESG”)
•Published 2024 Sustainability Report in May 2025.
•Continued solidifying health and safety (“H&S”) processes through preventive measures, investigation into 100% of incidents, and 4,121 hours of training.
•Strengthened community engagement by finalizing its inaugural project proposal for local communities, entrepreneurs and cooperatives. This was developed in partnership with local administration from National Institute for Human
Development ("INDH").
•
Recent Developments

•On July 21, 2025, a first drawdown of $15 million was completed on the $25 million EBRD facility for the development of the Corporation’s Boumadine polymetallic project as previous agreed with EBRD.
•In December 2024, Aya initiated legal proceedings to enforce and protect its rights under the EPC Agreements with Duro
Felguera S.A. ("DF") seeking compensation for both liquidated and general damages resulting from DF’s contractual breaches. On August 5, 2025, the Corporation received amounts totaling $4.3 million and €3.3 million in connection with the enforcement of liquidated damages related to DF’s contractual breaches.
1 Non-GAAP measures, refer to page 25.
2 Non-GAAP Measures, consisting of current assets of $179,598 less current liabilities of $91,195 (December 31, 2024, current assets of $76,540 less current liabilities of $53,116).
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-20257
•
Q2-2025 and H1-2025 Operational and Financial Highlights

	Three-month periods ended			Six-month periods ended
	June 30,			June 30,
Operational for Zgounder	2025	2024	Variance	2025	2024	Variance
Ore Mined (tonnes)	241,288	114,025	112%	435,949	220,905	97%
Average Grade Mined (g/t Ag)	138	176	(21)%	144	168	(14)%
Ore Processed (tonnes)	273,471	80,562	239%	523,214	161,894	223%
Average Grade Processed (g/t Ag)	140	196	(29)%	151	184	(18)%
Combined Mill Recovery (%)	86.5%	84.7%	1.8%	84.4%	83.4%	1.0%
Milling Operations (tpd)	3,005	885	239%	2,891	890	225%
Silver Ingots Produced (oz)	1,042,317	130,719	697%	2,053,491	242,216	748%
Silver in Concentrate Produced (oz)	—	301,948	(100)%	57,479	556,812	(90)%
Total Silver Produced (oz)	1,042,317	432,667	141%	2,110,970	799,028	164%
Silver Ingots Sold (oz)	1,140,452	121,121	842%	2,098,973	229,725	814%
Silver in Concentrate Sold (oz)	—	400,850	(100)%	103,044	530,512	(81)%
Total Silver Sales (oz) (A)	1,140,452	521,971	118%	2,202,017	760,237	190%
Avg. Net Realized Silver ($/oz) (B/A)	33.86	26.20	29%	32.90	24.67	33%
Cash Costs per Silver Ounce Sold[1]	21.26	17.85	19%	20.14	18.62	8%

Financial	2025	2024	Variance	2025	2024	Variance
Revenues (B)	38,615	13,678	182%	72,446	18,756	286%
Cost of Sales	29,673	8,765	239%	53,257	13,507	294%
Gross Profit	8,942	4,913	82%	19,189	5,249	266%
Operating Income (Loss)	7,342	1,652	344%	10,668	(1,216)	977%
Net Income	8,641	6,813	27%	15,571	4,222	269%
Operating Cash Flows	7,787	12,790	(39)%	15,706	2,555	515%

Shareholders	2025	2024	Variance	2025	2024	Variance
Earnings per Share – basic	0.07	0.05	NM	0.12	0.03	NM
Earnings per Share – diluted	0.06	0.05	NM	0.11	0.03	NM

	June 30,	December 31,
Financial	2025	2024	Variance
Working Capital[2]	88,403	23,424	277%
Cash	113,832	30,944	268%
3 Non-GAAP Measures, refer to page 25.
4 Non-GAAP Measures, refer to page 25.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-20258
Q2-2025 Operational Highlights:
•Silver production of 1,042,317 oz in Q2-2025 compared to 432,667 oz in Q2-2024, an increase of 141%.
•Mill average feed grade of 140 g/t Ag was recorded in Q2-2025 compared to 196 g/t Ag in Q2-2024, a decrease of 29%.
•Milling operations reached 3,005 tpd in Q2-2025 compared to 885 tpd in Q2-2024.
•Average mill recovery of 86.5% in Q2-2025 compared to 84.7% in Q2-2024, an increase of 1.8%.
•Plant availability reached 98% in Q2-2025.
•The new plant is now running above nameplate capacity, with recoveries at or above feasibility study levels.
•241,288 tonnes  of ore were mined in Q2-2025 for an average of 2,652 tpd mined compared to 114,025 tonnes (1,253 tpd)
in Q2-2024.
•Both underground and open pit ramp up continue to plan and are expected to reach steady state production by year end.
~~•~~A total of 33,510 metres ("m") of drilling was completed at Boumadine, 4,704 m at Zgounder and 1,211 m on Zgounder
Regional permits.
Q2-2025 Financial Highlights:
•Revenue from silver sales totaled $38,615 in Q2-2025, (Q2-2024 – $13,678), an increase of 182% representing an average net realized silver price of $33.86 per oz (Q2-2024 - $26.20/oz).
•Cost of sales of $29,673 (Q2-2024 – $8,765) with an average cash cost per silver oz sold of $21.26 in Q2-2025 compared to $17.85 oz in Q2-2024.3
•Operations generated a gross profit of $8,942 in Q2-2025 compared to a gross profit of $4,913 in Q2-2024, an increase of
82%.
•The closing of the Mx2 transaction generated a one-time gain of $1,828 and a net impairment recovery of $3,987.
•Net income was $8,641 (diluted EPS of $0.07) in Q2-2025, compared to $6,813 (diluted EPS of $0.05) in Q2-2024.
•Cash flow generated by operating activities of $7,787 in Q2-2025 compared to cash flow of $12,790 in Q2-2024.
H1-2025 Operational Highlights:
•Silver production of 2,110,970 oz in H1-2025 compared to 799,028 oz in H1-2024, an increase of 164%.
•Mill average feed grade of 151 g/t Ag was recorded in H1-2025 compared to 184 g/t Ag in H1-2024, a decrease of 18%.
•Milling operations reached 2,891 tpd in H1-2025 compared to 890 tpd in H1-2024.
•Average combined mill recovery of 84.4% in H1-2025 compared to 83.4% in H1-2024, an increase of 1.0%.
•Combined plant availability reached 95% in H1-2025.
•435,949 tonnes of ore were mined in H1-2025 for an average of 2,409 tpd mined compared to 220,905 tonnes (1,214 tpd)
in H1-2024.
•A total of 79,716 m of drilling was completed at Boumadine, 7,619 m at Zgounder and 2,270 m on Zgounder Regional
permits.
H1-2025 Financial Highlights:
•Revenue from silver sales totaled $72,446 in H1-2025, (H1-2024 – $18,756), an increase of 286% representing an average net realized silver price of $32.90 per oz (H1-2024 - $24.67).
•Cost of sales of $53,257 (H1-2024 – $13,507) with an average cash cost per silver oz sold of $20.14 in H1-2025 compared to $18.62 oz in H1-2024.4
•Operations generated a gross profit of $19,189 in H1-2025 compared to a gross profit of $5,249 in H1-2024, an increase of 266%.
•The closing of the Mx2 transaction generated a one-time gain of $1,828 and a net impairment recovery of $3,987.
•Net income was $15,571 (diluted EPS of $0.11) in H1-2025, compared to $4,222 (diluted EPS of $0.03) in H1-2024.
•Cash flow generated by operating activities of $15,706 in H1-2025 compared to $2,555 in H1-2024.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-20259
Operating Results

Q2-2025 Zgounder Silver Mine Operations
In Q2-2025, 273,471 tonnes of ore was processed. Mill availability for the quarter was 98%. Average processed grade was
140 g/t Ag. Q2-2025 was highlighted by a continuous increase in mill recovery and sustained throughput of 3,005 tpd, producing 1,042,317 oz during the quarter.
Recovery increased every month with 80%, 88% and 92% for April, May and June respectively, to reach 86.5% for the quarter.
Improvements were sustained through the month of July. The increase was driven by the repair of the oxygen plant, which is now operating at 85% of its nominal capacity, compared to 50% in Q1-2025. The overall recovery has now reached expected feasibility study value.
The total mining rate for the quarter averaged 2,652 tpd, for a total of 241,288 tonnes of ore mined at a grade of 138 g/t Ag.
The mining rate was accelerated, in line with our ramp-up plan. The acceleration of the mining rate is expected to continue throughout the year, to reach 3,000 tonnes per day by the end of 2025. Both underground and open pit grades were lower than expected during the quarter, primarily due to increased dilution associated with the ongoing mining rate ramp-up. We anticipate dilution to decrease as mining rates stabilize and blast movement monitoring improves in the open pit.
In Q2-2025, 155,481 tonnes (1,709 tpd) of ore were mined from the open pit at an average grade of 137 g/t Ag. The open pit mine had a strip ratio of 14 during Q2-2025, lower than planned for the quarter, as ore zones were preferentially mined. The open pit mining rate will continue to increase as more equipment will be mobilized in Q3-2025. The open pit mining rate is expected to reach over 40,000 tpd of total material moved by year end.
In Q2-2025, 85,807 tonnes (943 tpd) was mined in the underground mine at an average grade of 141 g/t Ag. Long term mining rate for the underground is planned at 1,000 tpd of ore.
At the end of the quarter, the stockpile stood at 249,106 tonnes of ore at a silver grade of 143 g/t, providing the necessary cushion to progressively increase the mining rate.
Figure 1 - Zgounder Open Pit
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202510
Capital Projects
Capital is being invested on surface infrastructure in preparation for the larger open pit. A new ventilation raise is expected to be completed in Q3 of this year. The main ventilation fans, cement plant, electrical substations for the underground mine and the related powerline were moved to accommodate the new open pit design.
Underground development is progressing as planned, with new, deeper levels, being opened. The ramp is now lower than the
1,825 level and the ramp is progressing at an average rate of 25 vertical meters every two months.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202511
Development and Exploration

The Corporation’s drilling program remains on schedule and is progressing according to plan, supporting its 2025 exploration and resource development objectives.
Zgounder Near-Mine Exploration
In Q2-2025, the Corporation completed 4,704m of DDH both underground and at surface on near-mine targets, focusing west of the main ore body—near the major fault—and at depth. The program aimed to define both lateral and vertical mineralization, with encouraging results outlining significant down-plunge extensions through thick high-grade interceptions. Results from underground holes ZG-SF-24-123 and ZG-SF-24-216, which intersected 1,640 g/t Ag over 12.6m and 772 g/t Ag over 3.0m respectively, confirmed the continuity of high-grade mineralization beyond the current resource boundary, supporting future resource growth.
Zgounder Regional Exploration
Drilling Activity
As part of the Corporation’s 2025 regional exploration program, a total of 853m of DDH and 358m of RC drilling were completed on the Zgounder Regional permits during Q2-2025. Following the identification of high-priority targets in the first half of 2025, the RC drill exploration program at Zgounder Far East permits commenced towards the end of the quarter, targeting several geochemically and structurally defined anomalies. The drill program is on-track with the 2025 full year target of 20,000- to 25,000 meters for both near-mine extensions and regional prospects on surrounding permits.
Mapping and Target Generation
Detailed geological mapping and prospecting are being carried out on both Tourchkal and Zgounder Far East permits. Several drill targets have been identified on these permits supporting future phases of the 2025 drill program.
Permit Expansion
In Q2-2025, the Corporation secured six new exploration permits north of the existing Zgounder footprint, expanding its regional land position by approximately 12% to 452.7 km². Mapping and prospecting on these new permits are expected to begin in the second half of the year, supporting Aya’s strategy to grow its regional exploration pipeline and assess potential satellite targets near existing infrastructure.
Boumadine Exploration
Drilling Activity
In Q2-2025, the Corporation completed 24,560m DDH and 8,950m RC at Boumadine confirming continuity of the Boumadine
Deposit and extending the strike length of the Tizi Zone from 2.0 km to 2.2 km as well as the strike length of the Imariren Zone to 1.0 km. Recent highlights include high-grade silver-equivalent intercepts on the Main Trend (e.g., 563 g/t AgEq over 1.3m),
Tizi (e.g., 480 g/t AgEq over 2.0m), and Imariren (e.g., 876 g/t AgEq over 1.0m). These results confirm mineralization continuity and support the expansion of known zones. The Main Trend is the backbone of the deposit and will form the foundation of our upcoming PEA. Further, targets identified by the 2024 mapping and geophysical program were also drill tested, with results pending.  The drill program is well on-track with the 2025 full-year target of 100,000- to 140,000-meters.
Mapping and Target Generation
In Q2-2025, we identified a new prospective gold-copper zone, Asirem, within recently acquired western permits and located at surface west of the Boumadine Main Trend. The mineralized structure is traceable over 9 km to the west. Drill testing will begin in the second half of the year as part of the greenfield component of the current drill program.
Permit Expansion
In Q2-2025 the Corporation continued to increase its Boumadine land holdings through the acquisition of four exploration licenses, expanding our land package to 314.5km2. Several drill targets have been identified within these licenses including a new mineralized structure at surface with grab samples returning up to 3.34 g/t Au and 4.0% Cu.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202512
Mineral Resource Estimate
An update to the mineral resources, based on 2024 drilling at Boumadine, was released on February 24, 2025, consisting of an
Inferred Mineral Resource of 29.2Mt at 82g/t Ag, 2.63 g/t Au, 2.11% Zn and 0.82% Pb containing an estimated 76.8Moz of Ag,
2.4Moz of Au, 615 kt of Zn and 237 kt of Pb. Representing 378Moz AgEq, an increase of 19%, and an Indicated Mineral
Resource of 5.2Mt at 91 g/t Ag, 2.78 g/t Au, 2.8% Zn and 0.85% Pb containing an estimated 15.1Moz of Ag, 449koz of Au, 145 kt of Zn and 44 kt of Pb. representing 74.4Moz Silver equivalent (“AgEq”), an increase of 120%.

	Cutoff	Tonnes	Average Grade							Contained Metal
			Ag	Au	Cu	Pb	Zn	AgEq	AuEq	Ag	Au	Cu	Pb	Zn	AgEq	AuEq
	NSR US$/t	(kt)	(g/t)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(kt)	(koz)	(koz)
Pit-constrained Indicated	95	3,920	94	2.99	0.13	0.84	2.95	476	5.30	11,881	343	5	33	116	60,051	667
Pit-constrained Inferred	95	14,258	90	2.89	0.10	0.81	2.38	450	5.00	41,135	1,102	14	115	339	206,293	2,293
Out-of-pit Indicated	125	1,249	80	2.11	0.08	0.87	2.32	358	3.98	3,216	106	1	11	29	14,382	160
Out-of-pit Inferred	125	14,938	74	2.39	0.07	0.82	1.85	357	3.97	35,669	1,294	10	122	276	171,393	1,905
Total Indicated	95/ 125	5,169	91	2.78	0.12	0.85	2.80	448	4.98	15,097	449	6	44	145	74,433	827
Total Inferred	95/ 125	29,196	82	2.63	0.08	0.82	2.11	402	4.47	76,804	2,396	25	237	615	377,686	4,198
1.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. There is no certainty that Mineral Resources will be converted to Mineral Reserves.
2.The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
3.The Mineral Resources in this MD&A were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the
“CIM”) Standards on Mineral Resources and Mineral Reserves Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM
Standing Committee on Reserve Definitions and adopted by the CIM Council, as may be amended from time to time.
4.A silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of
US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% were used in establishing the MRE.
5.AgEq = Ag(g/t) + (Au(g/t) *Au price/oz*Au recovery)/(Ag price/oz*Ag recovery) + Zn(%)*Zn price/lb* Zn recovery/(Ag price/oz*Ag recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Ag price/oz*Ag recovery)*685.7147973 + Cu(%)*Cu price/lb* Cu recovery/(Ag price/oz*Ag recovery)*685.7147973
6.AuEq = Au(g/t) + (Ag(g/t) *Ag price/oz*Ag recovery)/(Au price/oz*Au recovery) + Zn(%)*Zn price/lb* Zn recovery/(Au price/oz*Au recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Au price/oz*Au recovery)*685.7147973 + Cu(%)*Cu price/lb* Cu recovery/(Au price/oz*Au recovery)*685.7147973.
7.The constraining pit optimization parameters were US$3.5/t for mineralized material mining, US$2/t for waste mining US$89/t for processing and US$6/t for general and administrative expenses (" G&A") totalling US$95/t for a cut-off and 50-degree pit slopes.
8.The out-of-pit parameters used a US$30/t mining cost, US$89/t processing cost and US$6/t G&A totalling US$125/t for a cut-off. The out-
of-pit Mineral Resource grade blocks were quantified above the US$125 NSR cut-off, below the constraining pit shell and within the constraining mineralized wireframes. Out–of-pit Mineral Resources exhibit continuity and reasonable potential for extraction by the long hole underground mining method.
9.Individual calculations in tables and totals may not sum due to rounding of original numbers.
10.Grade capping of 800 g/t Ag, 30 g/t Au, 28% Zn, 10% Pb and 1.4% Cu was applied to composites before grade estimation.
11.Bulk density was evaluated separately for each individual vein with values ranging from 3.20 to 4.00 t/m3 determined from drill core samples and used for the MRE. For oxidized and transitional material, a bulk density of 2.65 t/m3 was used.
12.1.0 m composites were used during grade estimation.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202513
Figure 2 - Plan View of Boumadine Property with Existing Permits and Drill Holes
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202514
Sustainability

Q2-2025 Sustainability
During Q2-2025, the Corporation continued to implement its Environment and Social Management System (“ESMS”) while developing its ESG disclosures. Below are the main activities during the quarter:
•Published its 2024 Sustainability report in May 2025.
•Answered the 2025 S&P's Corporate Sustainability Assessment ("CSA") survey and increased our rating to 49 from 47 in the previous year.
•Submitted its first annual report to the UN Global Compact.
•Continued solidifying health and safety (“H&S”) processes through preventive measures, 100% of incidents analyzed, and
4,121 hours of training.
•Continued community engagement:
•Continued school tutoring program to high school in Talouine and second secondary school in Taouyalte.
•Strengthened community engagement by finalizing its inaugural project proposal for local communities, entrepreneurs and cooperatives. This initiative was developed in partnership with the National institute for human development.
Figure 3 - Tutoring program students from Askaoun and Taouyalte secondary schools, Morocco
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202515
Transaction with Mx2 Mining

Effective April 15, 2025, the Corporation transferred its rights to the Amizmiz gold project by selling Amizmiz International
Holding and Mx2 Maroc SARLAU, wholly owned subsidiaries of the Corporation to Mx2 Mining Inc. ("Mx2"). As consideration for the transaction, the Corporation received 20,000,000 shares of Mx2 priced at C$0.50 per share for a total of C$10,000
($7,210).
In conjunction with the transaction, Mx2 also completed a brokered private placement for gross proceeds of C$16,000 priced at C$0.50 per unit of which the Corporation obtained of a total of 2,000,000 shares for a total of C$1,000 ($722).
As a result, the Corporation holds 22,000,000 common shares of Mx2's outstanding 52,000,001 shares, an interest of 42.3% in
Mx2.  Management determined it has significant influence but not control over Mx2 and began to account for the investment using the equity method from the date of the transaction (see Note 6 of the FS).
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202516
Overview of Financial Performance

For the three and six-month periods ended June 30, 2025 and 2024 (in thousands of dollars):

	Three-month periods ended			Six-month periods ended
	June 30,			June 30,
	2025	2024	Variance	2025	2024	Variance
Revenues	38,615	13,678	182%	72,446	18,756	286%	(1)
Cost of sales	29,673	8,765	239%	53,257	13,507	294%	(2)
Gross profit	8,942	4,913	82%	19,189	5,249	266%	(3)
General and administrative expenses	7,088	3,261	117%	14,009	6,465	117%	(4)
Other operating income	5,488	—	100%	5,488	—	100%	(5)
Operating income (loss)	7,342	1,652	344%	10,668	(1,216)	(977)%
Net finance income	3,101	6,126	(49)%	10,438	6,699	56%	(6)
Net income before income taxes	10,443	7,778	34%	21,106	5,483	285%
Income tax expense	1,802	965	87%	5,535	1,261	339%	(7)
Net income for the period	8,641	6,813	27%	15,571	4,222	269%	(8)
Income per share (diluted)	0.06	0.05	NM	0.11	0.03	NM	(8)
*NM – Not Meaningful
Three-month period ended June 30, 2025, compared to the three-month period ended June 30, 2024
1.Revenues from silver sales totaled $38,615 in Q2-2025 compared to $13,678 in Q2-2024, driven by a 118% increase in ounces sold of 1,140,452 oz in Q2-2025 compared with 521,971 oz in Q2-2024 due to the continued ramp-up of the new
Zgounder plant, for which commercial production was declared on December 29, 2024 and a higher average net realized silver price per oz during the period. The average net realized silver price per oz sold increased by 29% to $33.86 in Q2-2025 compared to $26.20 in Q2-2024.
2.Cost of sales in Q2-2025 increased by 239% compared to Q2-2024, driven by the increase in tonnes processed and depreciation, which rose by $4,718 compared to Q2-2024, reflecting the commissioning of the new Zgounder plant which began commercial production on December 29, 2024. The processing of lower-grade material in Q2-2025 compared to
Q2-2024 required higher tonnage to maintain output, which in turn increased unit costs. Unit costs are expected to gradually decrease as the plant and mine ramp up stabilize in the coming quarters. In addition, royalties to OHNYM were
$1,158 in Q2-2025 compared to $410 in Q2-2024.
3.Gross profit for the quarter was $8,942 compared to $4,913 in Q2-2024, representing an increase of 82%. The increase reflects the impact of higher sales volumes, alongside a higher average net realized silver price per oz, and increased unit production costs compared to the same period in 2024 due to the processing of lower grade ore in 2025.
4.General and administrative expense increased by 117% or $3,827 in Q2-2025 compared with Q2-2024. This increase was significantly driven by a non-cash expense related to share-based compensation which increased by $3,078 in Q2-2025.The increase was largely attributable to a one time grant of five million share purchase options granted in 2024 at an exercise price of C$15.63. In addition, the Corporation now has multiple projects in Morocco as such, G&A expenses increased to manage these projects. To support the continued growth of the Corporation and ensure adequate resources for project execution and corporate functions, additional headcount was added at the head office in Montreal and in Morocco.
5.Other operating income increased by 100% as it includes a net impairment recovery of $3,987 and a $1,828 gain on the sale of assets, mainly related to the Amizmiz property transaction completed in April 2025. The increase is offset by a share of loss in associate of $327 from the Corporation's investment in Mx2.
6.Net finance income decreased by $3,025 in Q2-2025 compared to Q2-2024 primarily driven by the commencement of commercial production at the end of Q4-2024. Interest on the EBRD Zgounder loan recognized in the income statement, was $2.5 million in Q2-2025 compared to $nil in Q2-2024. Interest income also decreased from $1.4 million in Q2-2024 to
$0.3 million in Q2-2025 due to lower account balances and interest rates. This decrease is offset by the increase in gain of foreign exchange mainly from a 7% appreciation of the MAD against the U.S. dollar in Q2-2025, since intercompany advances made to Moroccan subsidiaries and the long-term debt are in U.S. dollars, this created a gain of foreign exchange in the Moroccan entities. While the U.S. dollar depreciated by 5% against the Canadian dollar, creating a loss on foreign exchange in the Canadian entity.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202517
7.Income tax expense in Q2-2025 increased by $837 to $1,802 compared with Q2-2024, primarily due to higher net taxable income of our Moroccan operating entity as well as our Canadian entity for a total of $1,435 and $365 in accrued withholding taxes on interest on advances in Morocco in Q2-2025. The increase reflects the ramp-up of the new plant during its two full quarter of operations.
8.Net income of $8,641 (diluted EPS of $0.06) was recorded in Q2-2025 compared to net income of $6,813 (diluted EPS of
$0.05) in Q2-2024.
Six-month period ended June 30, 2025, compared to the six-month period ended June 30, 2024
1.Revenues from silver sales totaled $72,446 in H1-2025 compared to $18,756 in H1-2024, driven by a 190% increase in ounces sold of 2,202,017 oz in H1-2025 compared with 760,237 oz in H1-2024 due to the continued ramp-up of the new
Zgounder plant, for which commercial production was declared on December 29, 2024 and a higher average net realized silver price per oz during the period. The average net realized silver price per oz sold increased by 33% to $32.90 in
H1-2025 compared to $24.67 in H1-2024.
2.Cost of sales in H1-2025 increased by 294% compared to H1-2024, driven by the increase in tonnes processed, including higher depreciation, which rose by $8,087 compared to H1-2024, reflecting the commissioning of the new Zgounder plant which began commercial production on December 29, 2024. The processing of slightly lower-grade material in H1-2025 compared to H1-2024 required higher tonnage to maintain output, which in turn increased unit costs. These cost increases are expected to gradually decrease as the Zgounder plant ramp-up continues to progress and production volumes increase in the coming quarters. In addition, royalties to OHNYM were $2,173 in H1-2025 compared to $559 in H1-2024.
3.Gross profit was $19,189 in H1-2025 compared to $5,249 in H1-2024, representing an increase of 266%. The increase reflects the impact of higher sales volumes, alongside the higher average net realized silver price per oz, and increased unit production costs compared to the corresponding period in 2024 due to the processing of lower grade ore in 2025.
4.General and administrative expense increased by 117% or by $7,544 in H1-2025 compared with H1-2024. This increase was significantly driven by a non-cash expense related to share-based compensation which increased by $5,991 in
H1-2025. The increase was largely attributable to 5 million share purchase options granted in 2024 at an exercise price of
C$15.63. In addition, the Corporation now has multiple projects in Morocco as such, G&A expenses increased to manage these projects. To support the continued growth of the Corporation and ensure adequate resources for project execution and corporate functions, additional headcount was added at the head office in Montreal and in Morocco
5.Other operating Income increased by 100% as it includes a net impairment recovery of $3,987 and a $1,828 gain on sale of assets, mainly related to the Amizmiz property transaction completed in April 2025. This increase was partially offset by a share of loss in associate of $327 from the Corporation's investment in Mx2.
6.Net finance income increased by $3,739 in H1-2025 compared to H1-2024 primarily driven by a $10,367 increase in foreign exchange gains. This reflects the 12% appreciation of the MAD against the U.S. dollar in 2025 and since intercompany advances made to Moroccan subsidiaries and the long-term debt are in U.S. dollar, this contributed to a total gain of approximately $24 million in H1-2025. While the U.S. dollar depreciated by 5% against the Canadian dollar creating a $9 million loss. Additionally, following the commencement of commercial production at the end of Q4-2024, interest on the
EBRD facility is now recognized in the income statement, resulting in a $5.2 million interest expense in H1-2025 compared to $nil in H1-2024. Interest income also declined from $2.2 million in Q2-2024 to $0.8 million in H1-2025 due to lower account balances and interest rates.
7.Income tax expense in H1-2025 increased by $4,274 to $5,535 compared with H1-2024, primarily due to higher net taxable income of our Moroccan operating entity as well as our Canadian entity for a total of $4,780 and $754 in accrued withholding taxes on interest on advances in Morocco in H1-2025. The increase reflects the ramp-up of the new plant during its first full quarter of operations.
8.Net income of $15,571 (diluted EPS of $0.11) was recorded in H1-2025 compared to net income of $4,222 (diluted EPS of
$0.03) in H1-2024.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202518
Summary of Quarterly Results

Selected quarterly information

	Revenues	Net income (loss)	Income (loss) per share (diluted)
Quarter ended	$	$	$
June 30, 2025	38,615	8,641	0.06
March 31, 2025	33,831	6,930	0.05
December 31, 2024	9,338	(29,983)	(0.23)
September 30, 2024	11,024	(263)	(0.00)
June 30, 2024	13,678	6,813	0.05
March 31, 2024	5,077	(2,592)	(0.02)
December 31, 2023	11,070	3,590	0.03
September 30, 2023	11,714	1,206	0.01
Revenues in Q2-2025 were $38,615 compared to $33,831 in Q1-2025. The Corporation sold 1,140,452 oz of silver in Q2-2025 compared to 1,061,565 oz in Q1-2025. The average net realized price for silver also rose to $33.86 per ounce in Q2-2025, up from $31.87 per ounce in Q1-2025, further supporting revenue growth. The rise in the cost of sales was mainly attributed to the increased volume of ore that was mined and processed to produce the ounces sold given the lower ore grade which stood at
140 g/t in Q2-2025 compared to 163 g/t in Q1-2025. This consequently led to an increase in unit costs. A $1,611 increase in depreciation expense in Q2-2025 compared to Q1-2025 is reflected by the 12% increase in ounces extracted and approximately doubling the amount of additions, as well as, transfers from assets under construction to mining assets in production in Q2-2025. Other operating Income increased by 100% in Q2-2025 compared to Q1-2025 as it includes a net impairment recovery of $3,987 and a $1,828 gain on sale of assets, mainly related to the Amizmiz property transaction completed in April 2025.
Revenues in Q1-2025 were $33,831 compared to $9,338 in Q4-2024. The Corporation sold 1,061,565 oz of silver in Q1-2025 compared to 337,733 oz in Q4-2024, benefiting from a full quarter of operational ramp-up at the new Zgounder plant, which reached commercial production on December 29, 2024. Additionally, the average net realized silver price increased to $31.87 per ounce in Q1-2025, up from $27.65 per ounce in Q4-2024, further contributing to the increase in revenue. The cost of sales increased primarily due to the higher volume of silver processed and sold and a $1,685 increase in depreciation expense in
Q1-2025 compared to Q4-2024, driven by the start of depreciation of the new Zgounder plant. In addition, tax expense rose significantly to $3,734 in Q1-2025 compared to a tax recovery of $(1,867) in Q4-2024 reflecting the sharp increase in taxable income generated by the Corporation’s Moroccan subsidiary.
Revenues in Q4-2024 were $9,338 compared to $11,024 in Q3-2024. The Corporation sold 337,733 oz compared to 403,957 oz of silver in Q3-2024. In addition, the cost of sales increased in proportion to the oz sold due to an increase in operational costs associated with the finalization of the expansion, mine ramp-up, additional staff, training and health and safety activities that have accelerated in Q4-2024 since the new Zgounder plant reached commercial production on December 29, 2024. In addition, an impairment charge of $27,350 related to the Tijirit Project owned by the Corporation at 75% was taken in Q4-2024. (See
Note 7 of the Q4-2024 FS).
Revenues in Q3-2024 were $11,024 compared to $13,678 in Q2-2024. The Corporation sold 403,957 oz compared to 521,971 oz of silver in Q2-2024. The 23% reduction in oz sold is mainly explained by the average grade processed that came in lower at
161 g/t compared to 196 g/t in Q2-2024, partially offset by higher average selling prices. The cost of sales rose in line with the increase in ounces sold due to higher operational costs from expansion preparation, mine ramp-up, and health and safety activities in Q3-2024, as the new Zgounder plant neared completion.
Revenues in Q2-2024 were $13,678 compared to $5,077 in Q1-2024. The Corporation sold 521,971 oz of silver in Q2-2024 compared to 238,266 oz of silver in Q1-2024 since 157,457 oz of silver concentrate was held in inventory and was sold at a higher price in Q2-2024. The average grade processed came in higher at 196 g/t in Q2-2024 compared to 173 g/t in Q1-2024, resulting in a net income of $6,813 compared to a net loss of $(2,594) in Q1-2024.
Revenues in Q1-2024 were $5,077 compared to $11,070 in Q4-2023. The Corporation sold 238,266 oz of silver in Q1-2024 compared to 507,635 oz of silver in Q4-2023. The average grade processed came in lower at 173 g/t in Q1-2024 compared to
239 g/t in Q4-2023. The Corporation increased its inventory of silver in concentrate by $1,830 in Q1-2024, affecting sales negatively during the quarter since fewer ounces were sold. As a result of lower revenues and higher G&A expenses, the
Corporation recorded a net loss of $(2,592) in Q1-2024 compared to a net income of $3,590 in Q4-2023.
5 Non-GAAP Measures, refer to page 25.
6 Non-GAAP Measures, consisting of current assets of $179,598 less current liabilities of $91,195 (December 31, 2024, current assets of $76,540 less current liabilities of $53,116).
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202519
The net income in Q4-2023 increased by 198% from Q3-2023 due to a net finance expense of $1,385 in Q3-2023 compared to a net finance income of $2,885 in Q4-2023 and the recognition of a deferred tax asset of $1,765 in Q4-2023 compared to $(138)
in Q4-2022. The increase has been partially offset by the increase in cash cost per silver ounce sold5 which went from $10.73 in Q3-2023 to $13.69 in Q4-2023.
Revenues in Q3-2023 increased by 24% from Q2-2023 mainly due to the increase in sales volume in Q3-2023 to 543,983 oz compared with 439,080 oz in Q2-2023, resulting in a net profit of $1,206 compared to a net loss of $(525) in Q2-2023.
Liquidity and Capital Resources

As at June 30, 2025, the Corporation had working capital of $88,403 compared to $23,424 as at December 31, 2024,6 including cash of $113,832 ($30,944 on December 31, 2024). The Corporation generated $15,706 in operating cash flow in H1-2025, principally from the Zgounder operation and the Corporation anticipates generating cash flow from the Zgounder mine in
2025. The Corporation ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash. The Corporation believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements. The Corporation's principal sources of financing in the past have been equity, debt financing and cash flows from operations. The success of equity and debt financing is dependent on capital markets, the attractiveness of mining companies to investors, and metal prices. To facilitate its growth and to continue its exploration, development, expansion activities and be able to support its ongoing operations the
Corporation may be required to raise further equity or debt financing in the capital markets. The Corporation continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth, including the development of the Boumadine Project.
As part of its $100 million financing with EBRD, the Corporation is required to maintain $18 million in restricted cash as a Cost
Overrun Facility (“COF”) to cover potential cost overruns on the Zgounder project. Upon Project Completion, any unused portion of the COF may be reallocated to fund the $16.25 million Debt Service Reserve Account (“DSRA”). Project Completion
is defined as achieving at least 90% of forecasted silver production over a 90-day period, with no month below 85%, based on the banking base case model. While timing remains uncertain, the requirement to maintain the full COF, and eventually the
DSRA, limits the Corporation’s accessible cash. As these funds are not available for general corporate use, these amounts are recorded as restricted cash on the condensed interim consolidated statement of financial position.
The following table summarizes the corporation’s cash flow activity during the three and six-month periods ended June 30,
2025 and 2024:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
Cash Flow	2025	2024	2025	2024
Operating cash flow before changes in working capital	(1,390)	3,738	7,355	2,787
Change in non-cash operating working capital items	9,177	9,052	8,351	(232)
Net cash flow from operating activities	7,787	12,790	15,706	2,555
Net cash flow used in investing activities	(13,012)	(33,730)	(28,966)	(57,345)
Net cash flow from financing activities	99,539	15,619	94,835	92,499
Effect of exchange rate changes on cash in foreign currencies	1,199	(72)	1,313	(2,393)
Net increase (decrease) in cash	95,513	(5,393)	82,888	35,316
Cash beginning of the period	18,319	90,539	30,944	49,830
Cash end of period	113,832	85,146	113,832	85,146
Operating
During the three-month period ended June 30, 2025, the Corporation used operating cash flow before working capital items of
$ (1,390), compared to generated operating cash flow before working capital items of $3,738 for the same prior-year period.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202520
The decrease was driven by net income from higher non-cash items, mainly the gain on foreign currency translation in Q2-2025 compared to Q2-2024. See section of Overview of Financial Performance.
The operating cash flow in Q2-2025 was positively impacted by changes of $9,177 in working capital items, mainly due to higher accounts payable and higher income tax payable offset by an increase in sales tax receivable and inventories.
During the six-month period ended June 30, 2025, the Corporation generated operating cash flow before working capital items of $7,355, compared to $2,787 for the same prior-year period. The increase was driven by higher operating income in H1-2025 compared to H1-2024. See section Overview of Financial Performance.
The operating cash flow in H1-2025 was positively impacted by changes of $8,351 in working capital items, mainly due to higher accounts payable and higher income tax payable offset by an increase in sales tax receivable and in accounts receivable from silver sales.
Investing
During the three-month period ended June 30, 2025, the Corporation used cash of $13,012 in investing activities compared to
$33,730 in Q2-2024. The increase is due to lower capital expenditures with $8,275 spent in Q2-2025 compared to $30,148 in
Q2-2024 due to the completion of the new Zgounder mill at the end of 2024. This reflects the current stage of the Zgounder expansion compared to last year as the project is now completed. Exploration and evaluation assets investments are mainly related to the Boumadine and Zgounder Regional projects, where $3,499 was invested in Q2-2025 compared to $4,653 in
Q2-2024.
During the six-month period ended June 30, 2025, the Corporation used cash of $28,966 in investing activities compared to
$57,345 in H1-2024. The increase is due to lower capital expenditures with $15,002 spent in H1-2025 compared to $48,159 in
H1-2024 due to the completion of the new Zgounder mill at the end of 2024. This reflects the current stage of the Zgounder expansion compared to last year as the project is now completed. Exploration and evaluation assets investments are mainly related to the Boumadine and Zgounder Regional projects, where $11,319 was invested in H1-2025 compared to $10,257 in
H1-2024.
Financing
During the three-month period ended June 30, 2025, and 2024:
•In Q2-2025, the Corporation closed an equity financing and issued 10,767,795 common shares of the Corporation at
C$13.35 per common share for gross proceeds of C$143,750 ($105,218) compared to $nil for the same prior-year period.
The proceeds will be mainly used for the Boumadine project and general corporate purposes.
•Transaction costs related to the issuance of shares of $5,490 have been paid in Q2-2025 compared to $100 in Q2-2024.
•The Corporation drew down $nil from the EBRD loan compared to $15,000 for the same prior-year period. However, the
Corporation incurred $85 in deferred financing costs in Q2-2025 related to another separate credit agreement for a financing facility with EBRD for up to $25,000 to fund the exploration and development activities at the Boumadine project
•No stock options were exercised in Q2-2025 compared to proceeds of $786 in Q2-2024.
•Lease liabilities payments between Q2-2025 and Q2-2024 were at a comparable level.
•
During the six-month periods ended June 30, 2025, and 2024:
•In H1-2025, the Corporation closed an equity financing and issued 10,767,795 common shares of the Corporation at
C$13.35 per common share for gross proceeds of C$143,750 ($105,218) compared to $57,298 for the same prior-year period. The proceeds will be mainly used for the Boumadine project and general corporate purposes.
•Transaction costs related to the issuance of shares of $5,490 have been paid in H1-2025 compared to $3,317 in H1-2024.
•The Corporation drew down $nil from the EBRD loan compared to $40,000 for the same prior-year period. However, the
Corporation incurred $85 in deferred financing costs in H1-2025 related to another separate credit agreement for a financing facility with EBRD for up to $25,000 to fund the exploration and development activities at the Boumadine project
•Stock options were exercised in H1-2025 for proceeds of $20 compared to proceeds of $888 in H1-2024.
•Lease liabilities payments between H1-2025 and H1-2024 were at a comparable level.
•Payments related to long-term debt of $4,626 in relation to the EBRD loan in H1-2025 compared to $2,190 in H1-2024.
7 Includes $5.5 million in share issue costs related to the June 18, 2025 C$143.8 million financing.
8 Includes $3.2 million in share issue costs related to the February 14, 2024 C$77.6 million financing.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202521
Financing Sources

Financing sources for amounts received during the last 8 quarters
Date	Type	Financings	Gross Amounts ($)	General description of the use of proceeds
June 18, 2025	Short Form Prospectus	Common shares	105,218
The net proceeds of the financing after deductions of the financing costs, will be used to advance its business objectives including for the advancement of its exploration program at Boumadine, the exploration program at Zgounder Regional, and for working capital and general corporate purposes.

February 14, 2024	Short Form Prospectus	Common shares	57,297
The net proceeds of the financing after financing costs are being used for the exploration and development of Boumadine, for
Zgounder Regional exploration programs and for general
corporation purposes.

From Aug 8, 2023 to Sep 2, 2023	Warrants	Common shares	10,288
The net proceeds of the financing after financing costs were used for the expansion of the Zgounder Mine, for advancement of its exploration programs at Zgounder, Zgounder Regional and
Boumadine; and for general corporation purposes.

From Sep 20, 2023 to Jan 21, 2025	Options exercised	Common shares	1,724	The net proceeds from the exercise of options were used to fund general administrative expenses, investing activities and other working capital needs.
Use of Proceeds
June 18, 2025 Financing - US$105 million
On June 18, 2025, the Corporation closed a bought deal financing and issued 10,767,795 common shares of the Corporation at a price of C$13.35 per common share for gross proceeds of approximately C$144 million (US$105 million).
Below is an update, in tabular form, reflecting the use of the funds as of June 30, 2025 compared to the budgeted amounts initially set out in the prospectus:

Principal use	Earmarked usage	Actual usage
	$ (million)	$ (million)
Boumadine exploration and development	58.6	2.0
Zgounder regional and other projects	7.3	0.1
General corporate purposes[7]	39.3	5.5
Total	105.2	7.6
February 14, 2024 Financing - US$57 million
On February 14, 2024, the Corporation closed a bought deal public financing and issued 7,573,900 common shares in the capital of the Corporation at a price of C$10.25 per share for gross proceeds of approximately C$77.6 million ($57.3 million).
Below is an update, in tabular form, reflecting the use of the funds as of June 30, 2025, compared to the budgeted amounts initially set out in the prospectus:

Principal use	Earmarked usage	Actual usage
	$ (million)	$ (million)
Boumadine exploration and development	36.9	36.9
Zgounder regional and other projects	4.4	4.4
General corporate purposes[8]	16.0	12.9
Total	57.3	54.2
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202522
Financial Position

The following table details the changes to the statements of financial position as at June 30, 2025, compared to December 31,
2024:

	As at June 30, 2025	As at December 31, 2024	Variance
Cash	113,832	30,944	268%
Accounts receivable	11,909	1,827	552%
Sales taxes receivable	15,320	9,979	54%
Income tax receivable	—	3,415	(100)%
Inventories	34,023	27,389	24%
Deposit in trust	—	695	(100)%
Prepaid expenses and security deposits	4,514	2,249	101%
Options contracts	—	42	NM
Total current assets	179,598	76,540	135%
Restricted cash	18,164	18,246	—%
Non-refundable deposits to suppliers	2,830	2,787	2%
Deferred income tax	8,426	3,425	146%
Deferred financing costs	87	—	NM
Investment in associate	7,605	—	NM
Property, plant, and equipment	259,253	231,205	12%
Exploration and evaluation assets	89,811	67,904	32%
Total assets	565,774	400,107	41%
Total current liabilities	91,195	53,116	72%
Lease liabilities	1,107	1,121	(1)%
Long-term debt	82,376	95,517	(14)%
Asset retirement obligations	3,363	2,872	17%
Deferred tax liabilities	493	1,000	(51)%
Total liabilities	178,534	153,626	16%
Total equity	387,240	246,481	57%
Total liabilities and equity	565,774	400,107	41%
*NM: Not Meaningful
Assets
The change in the Corporation’s cash balance on June 30, 2025, compared to the amount held on December 31, 2024, is detailed in the section Liquidity and Capital Resources.
In H1-2025, the increase in accounts receivable of $10,082 compared to December 31, 2024, was due to significant silver sales at the end of the period for which cash had not yet been received. The cash was received at the beginning of Q3-2025.
The increase in sales tax receivable of $5,341 in H1-2025 compared to December 31, 2024, reflects the fact that the overall operations have increased due to the ramp-up of production and only approximately $3,000 has been reimbursed in 2025.
The increase in inventory of $6,634 in H1-2025 was due to mining supplies from a ramp-up of production in H1-2025.
The decrease of $3,415 in income tax receivable reflects a significant increase in taxable income in the Moroccan subsidiaries in H1-2025, compared to overpaid tax installments in 2024.
The change in non-current assets balance on June 30, 2025, compared to the amount held on December 31, 2024, is detailed in the Liquidity and Capital Resources section.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202523
Liabilities and Equity
The current liabilities increased by 72% between December 31, 2024 and June 30, 2025, mainly related to an increase of
$17,952 in accounts payable and accrued liabilities due to the Zgounder ramp-up and the increased exploration expenses at
Boumadine. In addition, there is a current portion of long-term debt of $14,286 due on January 19, 2026, and tax payable increased by $5,515 over the last six months due to higher taxable income in Morocco.
The increase in the asset retirement obligation is primarily driven by changes in assumptions, including higher inflation expectations in Morocco and a revision of the risk-free discount rate used.
The change in total equity can be primarily attributed to the equity financing conducted in June 2025, which involved the issuance of 10,767,795 shares, at a price of C$13.35. Additionally, there was an impact of $9,276 related to share-based compensation, alongside a net income of $15,571, predominantly derived from an increase in operating income. Moreover, a currency translation adjustment amounting to $14,757 was recognized during the period ending June 30, 2025. The increase in equity is offset by share issuance costs totaling $4,083 (net of tax of $1,407) which are associated with the June equity financing.
Capital Management

The Corporation defines capital as long-term debt and equity. When managing capital, the Corporation’s objectives are to:
1.Ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions;
2.Ensure the externally imposed capital requirements relating to debt obligations are being met;
3.Increase the value of the Corporation’s assets; and
4.Achieve optimal returns to shareholders.
These objectives are achieved by operating its assets efficiently, identifying the right exploration and evaluation projects, adding value to these projects, and ultimately taking them to production or obtaining sufficient proceeds from their disposal.
Management adjusts the capital structure as necessary to support the acquisition, exploration and evaluation and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management team to sustain the future development of the business. As at June 30, 2025, managed capital is $484,080 (December 31, 2024 - $341,993) representing long-term debt and total equity before non-controlling interest. To facilitate the management of its capital requirements, the Corporation prepares long-term cash flow projections that consider various factors, including successful capital deployment, general industry conditions and economic factors. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. There have been no changes in the
Corporation’s capital management approach during the year.

	As at June 30, 2025	As at December 31, 2024
Long-term debt (including current portion)	96,662	95,517
Total equity before non-controlling interests	387,418	246,476
	484,080	341,993
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202524
Commitments and Contingency

The Corporation had the following undiscounted contractual obligations at June 30, 2025:

Payments due by period	Less than 1 year	1-3 Years	4-5 years	After 5 Years	Total
Contractual obligations	$	$	$	$	$
Accounts payable and accrued liabilities*	69,303	—	—	—	69,303
Long-term debt	14,286	57,143	28,571	—	100,000
Interest on long-term debt**	8,171	8,812	633	—	17,616
Balance of purchase price payable	1,662	—	—	—	1,662
Lease liabilities	410	614	407	242	1,673
Asset retirement obligations	—	—	—	3,352	3,352
	79,813	68,317	30,395	3,629	182,154
* Includes interest on long-term debt of $3,878 payable on July 19, 2025.
** The interest on the US$100 million long-term debt with EBRD has been calculated using the SOFR+5% (9.34%) rate as at June 30, 2025 for the $92 million EBRD Tranche and at 1% for the Climate Investment Funds tranche of $8 million.
Royalties
As per the terms of the property purchase agreements, the Corporation is committed to pay the following royalties:
•3.0% royalty to ONHYM on revenue from the Zgounder property or $1,158 for three-month period ended June 30, 2025
($410 for three-month period ended June 30, 2024);
•3.0% royalty to ONHYM on revenue from the Boumadine property;
•2.5% royalty to Ouiselat Mines on revenue from the Azegour property.
All royalty agreements are payable in perpetuity.
9 As per note 12 of the FS for the total cost of sales.
10 As per note 11 of the FS for treatment, smelting and refining costs reported as net of sales.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202525
Non-GAAP Measures

The Corporation uses non-GAAP key performance metrics to monitor and assess the operational performance of each active mining unit by calculating the operating cash cost per silver ounce sold to assess operating performance at the Corporation's active mining unit of Zgounder. These indicators are commonly used as measures of performance in the mining sector, but they are presented in addition to the IFRS indicators, although there is no consistent definition. These non-GAAP financial measures are not standardized financial measure under IFRS used to prepare the financial statements of the Corporation to which the measure relate.
These indicators are used by management to assess the cost of operations compared to peers and the performance of each mine in the portfolio. The below indicators are non-GAAP performance indicators and were calculated using World Gold
Council (“WGC”) guidelines. WGC is not an industry regulatory agency and therefore does not have the authority to develop accounting standards for disclosure specifications. Due to differences in underlying accounting rules and procedures, the different groupings used in the presentation on non-GAAP measures, other mining companies may calculate cash costs in a variety of ways. This measure is used by management and investors to evaluate operating efficiency on a per-ounce basis and to compare performance across periods and with other producers. The following table reconciles costs of sales, the closest
IFRS measure, and also provides the calculation of the non-GAAP ratios.

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
Zgounder Silver Mine – Morocco	2025	2024	2025	2024
Cost of sales[9]	29,673	8,765	53,257	13,507
Share-based compensation	(271)	—	(575)	—
Depreciation	(5,249)	(531)	(8,886)	(799)
Inventory write-down	(135)	—	(135)	—
Treatment, smelting and refining costs[10]	228	1,081	681	1,446
Operating cash costs (A)	24,246	9,315	44,342	14,154
Total silver sales (oz) (B)	1,140,452	521,971	2,202,017	760,237
Cash cost per silver ounce sold (A/B)	21.26	17.85	20.14	18.62
Available Liquidity
Available liquidity is a new non-IFRS measure used by Management to monitor its cash. Available liquidity is comprised of cash and undrawn amounts under available credit facilities. The Corporation uses available liquidity to measure the liquidity required to satisfy its lenders, fund capital expenditures and support operations. This measure does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.

	As at June 30, 2025	As at December 31, 2024
Cash	113,832	30,944
Undrawn amount under long-term debt	25,000	—
Available liquidity	138,832	30,944
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202526
Risks and Uncertainties

The business of the Corporation is subject to a number of risks and uncertainties which are typically out of its control, and which may impact significantly its financial and operational outcomes and conditions, as well as the valuation of its common shares. Current holders and prospective buyers of the securities of the Corporation should give careful consideration to all information contained or incorporated by reference in this MD&A.
For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2024 and for additional information please refer to the Annual Information Form for the year ended December 31, 2024 located on the Corporation's website at www.ayagoldsilver.com.
Financial Risk Factors
Disclosure and description of the Corporation’s capital management, financial risk management and financial instruments, including the risks pertaining to credit, commodity prices, liquidity and currencies, are in notes 14, 15 and 16 of the FS.
Other Financial Information

Share Purchase Options
The following table reflects the share purchase options issued and outstanding as at the date of this MD&A:

Expiry date	Number of options	Exercise Price
	Number	C$
July 1, 2030	4,121,484	1.43
March 3, 2031	359,667	4.75
May 12, 2031	88,300	7.69
August 23, 2034	5,000,000	15.63
	9,569,451	9.03
Outstanding Share Data

Number of shares outstanding (diluted)
Outstanding as of August 13, 2025	141,900,422
Shares reserved for issuance pursuant to share purchase options	9,569,451
Shares reserved for issuance pursuant to deferred share units	493,879
Shares reserved for issuance pursuant to restricted share units	1,174,617
153,138,369
Off-Balance Sheet Arrangements
As at June 30, 2025, the Corporation had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Corporation, other than commitments, contingent liabilities and interest, as disclosed in this MD&A and the FS.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202527
Related Party Disclosures
During the three and six-month periods ended June 30, 2025 and 2024 and the year ended December 31, 2024 the following related party transactions occurred in the normal course of operations:
•During the three and six-month periods ended June 30, 2025 and 2024, the following related party transaction occurred in the normal course of operations for management and consulting fees to Groupe Conseils Group, La Salle Inc., a company owned by the President and Chief Executive Officer of $233 and $449 for the three and six-month periods ended June 30,
2025, respectively ($227 and $465 for the three and six-month periods ended June 30, 2024, respectively). As at June 30,
2025, $226 (December 31, 2024 - $305) was due to that company.
Remuneration of Key Management Personnel of the Corporation
Key management included members of the Board of Directors and executive officers of the Corporation. During the three and six-month periods ended June 30, 2025 and 2024, the remuneration awarded to key management personnel (including the amounts above) was as follows:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2025	2024	2025	2024
	$	$	$	$
Salaries and benefits	472	360	822	661
Management consulting and professional fees	333	320	636	648
Share-based payments*	3,306	786	6,610	1,592
	4,111	1,466	8,068	2,901
* Share-based payments represent a non-cash expense related to the vesting of equity-based awards granted to directors and executive officers, including stock options, restricted share units, and deferred share units.
Accounting Policies, Judgments and Estimates

Critical Accounting Judgments and Estimates
The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.
In preparing the Corporation’s FS for the three and six-month periods ended June 30, 2025 and 2024, the Corporation applied the critical judgments and estimates disclosed in note 4 of its audited consolidated financial statements for the year ended
December 31, 2024 except for these accounting policies, estimates and judgements that were adopted during the quarter ended June 30, 2025:
Investments in associates
An associate is an entity over which the Corporation has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those decisions. The
Corporation is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee, unless it can be clearly demonstrated that the Corporation does not have significant influence.
The Corporation accounts for its investment in associate using the equity method. Under the equity method, the Corporation’s investment in associate is initially recognized at cost and subsequently increased or decreased to recognize the Corporation's share of net earnings/loss and other comprehensive earnings/loss of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate's reserves, and for impairment losses after the initial recognition date. The Corporation’s share of the associate's losses that are in excess of its investment are recognized only to the extent that the Corporation has incurred legal or constructive obligations or made payments on behalf of the
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202528
associate. The Corporation's share of earnings or losses of its associate are recognized in net earnings during the period.
Dividends and repayment of capital received from the associate are accounted for as a reduction in the carrying amount of the
Corporation’s investment. Unrealized gains and losses between the Corporation and its associate are recognized only to the extent of unrelated investors’ interests in the associate. Intercompany balances and interest expense and income arising on loans and borrowings between the Corporation and its associate are not eliminated.
In order to apply the equity method, management has to align Mx2’s accounting policies with those of the Corporation, which requires among other things management to assess whether indicators of impairment related to the Mx2 exploration and evaluation assets are present.
Determination of control or significant influence over investees
The assessment of whether the Corporation has a significant influence or control over an investee requires the application of judgement when assessing factors that could give rise to a significant influence or control. Factors evaluated when making a judgement of control or significant influence over an investee include, but are not limited to, ownership percentage, representation on the board of directors, participation in the policy-making process, material transactions and contractual arrangements between the Corporation and the investee, interchange of managerial personnel, provision of essential technical information and potential voting rights. In evaluating these factors, the Corporation determines the level of influence over the investee the Corporation has. Changes in the Corporation's assessment of the factors used in determining if control or significant influence exists over an investee would impact the accounting treatment of the investment in the investee.
Proposed Transaction

As at June 30, 2025, and the date hereof, the Corporation had no disclosable proposed transaction.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202529
Management’s Report on Internal Controls and Financial
Reporting

Disclosure Controls and Procedures
The Corporation’s board, officers and management are responsible for establishing and maintaining disclosure controls and procedures (DC&P) for the Corporation. Disclosure controls and procedures are designed to provide reasonable assurance that material information regarding our reports filed or submitted under securities legislation fairly presents the financial information of Aya and its subsidiaries and to ensure that required information is gathered and communicated to the
Corporation’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in NI 52-109. A Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.
A Corporation’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the
Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the
Corporation’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.
Changes in Internal Control over Financial Reporting
There were no changes to the Corporation’s ICFR for the quarter ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, the Corporation’s ICFR.
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202530
Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of the Corporation, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings
"Business Overview", "Q2-2025 Business Highlights", "Q2-2025 and H1-2025 Operational and Financial Highlights", “Operating
Results”, “Development and Exploration”, "Overview of Financial Performance", and “Liquidity and Capital Resources” and
amongst others include, without limitation, statements with respect to (1) the 2025 exploration program targeting 100,000 to
140,000 metres of additional drilling to expand mineralization, test satellite targets, and assets broader regional potential; (2)
the Corporation’s intention to use the net proceeds of the June 18, 2025 corporate financing to advance its business objectives, including the advancement of its exploration program at Boumadine, the exploration program at Zgounder
Regional, and for working capital and general corporate purposes; (3) the Corporation’s intention to use the proceeds of the
US$25 million credit facility with the European Bank for Reconstruction and Development (EBRD) to support the advancement of development work at its Boumadine polymetallic project located in the Draa-Tafilalet region in the Kingdom of Morocco; (4)
the Corporation’s strategy to focus on advancing its core assets at Boumadine and Zgounder, while supporting other high-
potential, strategic growth initiatives in the context of the transaction with Mx2 Mining Inc.; (5) the Corporation’s expectation that both underground and open pit ramp-up activities will reach steady state production by year end; (6) the Corporation’s expectation that the acceleration of the mining rate will continue throughout the year, reaching 3,000 tonnes per day by the end of 2025; (7) the Corporation’s anticipation that dilution will decrease as mining rates stabilize and blast movement monitoring improves in the open pit; (8) the Corporation’s expectation that the open pit mining rate will continue to increase as more equipment is mobilized in Q3-2025; (9) the Corporation’s expectation that the open pit mining rate will reach over 40,000 tonnes per day of total material moved by year end; (10) the Corporation’s plan to achieve a long-term underground mining rate of 1,000 tonnes per day of ore; (11) the Corporation’s expectation that the existing stockpile provides the necessary cushion to progressively increase the mining rate; (12) the Corporation’s capital investment on surface infrastructure in preparation for the larger open pit; (13) the Corporation’s expectation that a new ventilation raise will be completed in Q3 of this year; (14) the
Corporation’s drilling program supporting its 2025 exploration and resource development objectives; (15) the Corporation’s expectation that recent drill results confirming continuity of high-grade mineralization beyond the current resource boundary will support future resource growth; (16) the Corporation’s 2025 regional exploration program; (17) the Corporation’s drill program with the 2025 full-year target of 20,000 to 25,000 metres for both near-mine extensions and regional prospects on surrounding permits; (18) the Corporation’s identification of several drill targets on the both Tourchkal and Zgounder Far East permits supporting future phases of the 2025 drill program; (19) the Corporation’s expectation that mapping and prospecting on the six new exploration permits north of the existing Zgounder footprint will begin in the second half of the year, supporting its strategy to grow the regional exploration pipeline and assess potential satellite targets near existing infrastructure; (20) the
Corporation’s interpretation that recent drilling results at Boumadine confirming mineralization continuity will support the expansion of known zones at Boumadine; (21) the Corporation’s expectation that the Boumadine Main Trend will form the foundation of its upcoming Preliminary Economic Assessment (PEA); (22) the geological potential of the new gold-copper zone, Asirem, within recently acquired western permits and located at surface west of the Boumadine Main Trend; (23) the
Corporation’s plan to begin drill testing of the newly identified Asirem gold-copper zone in the second half of the year as part of the greenfield component of the current drill program; (24) the Corporation’s estimate on mineral resource; (25) ESG objectives as published in the 2024 Sustainability Report in May 2025; (26) the Corporation’s community engagement program; (27) the
Corporation’s expectation that cost increases will gradually decrease as the Zgounder plant ramp-up continues to progress and production volumes increase in the coming quarters; (26) the Corporation’s intention to use the proceeds of the June 18,
2025 Short Form Prospectus equity financing for gross proceeds of C$143,750,000 ($105,218,000) to advance its business objectives, including mainly for the advancement of its exploration program at Boumadine project, the exploration program at
Zgounder Regional, general corporate purposes and working capital; (27) the Corporation’s intention to use a financing facility with EBRD for up to $25 million to fund exploration and development activities at the Boumadine project; (28) timelines of certain events and plans including timelines related to the advancement of mining rates and milling rates; (29) nameplate capacities at the mill; (30)  processing capacities; (31) recoveries, average grades mined or processed; (32) exploration budget; (33) identification of additional resources and reserves or the conversion of resources to reserves; (34) the
Corporation’s liquidity and access to cash; (35) forecast for the Corporation’s projects; (36) budgets and future prospects for exploration, development and operation at the Corporation’s operations and projects, including the Zgounder project; (37)
potential mine life extensions at the Corporation’s operations; (38) the Corporation’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of silver; (39) the timing and amount of estimated future production and costs of production, operating costs; (40) price inflation; (41) capital expenditures; (42) costs and timing of the development of projects and new deposits at Zgounder or Boumadine; (43) estimates and the realization of such estimates
(such as mineral or silver reserves and resources or mine life); (44) success of exploration; (45) development and mining; (46)
currency fluctuations; (47) capital requirements; (48) project studies; (49) government regulation; (50) permit applications; (51)
environmental risks and proceedings; and (52) resolution of pending litigation. The words “target”, “potential”, “intend”,
“support”, “reach”, “strategy”, “expect”, “expectation”, “anticipate”, “plan”, “preparation”, “future”, “fund”, “confirm”, “continue”,
“objective”, “plan”,  , or variations of or similar such words and phrases or statements that certain actions, events or results
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202531
may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-
looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.
The estimates, models and assumptions of the Corporation referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2024, and the Annual Information Form dated March 31, 2025 as well as: (1) there being no significant disruptions affecting the operations of the Corporation, whether due to extreme weather events (including, without limitation drought, lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2)
permitting, development, operations and production from the Corporation’s operations and development projects being consistent with current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of our assets; and the successful completion of exploration consistent with the Corporation’s expectations at the Corporation’s projects; (3) political and legal developments in any jurisdiction in which the Corporation operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws in Morocco and Mauritania, potential third party legal challenges to existing permits; (4) the completion of studies, including scoping studies, preliminary economic assessments, pre-feasibility or feasibility studies, on the timelines currently expected and the results of those studies being consistent with our current expectations namely on the Boumadine project or resource updates on Zgounder; (5) the exchange rate between the Canadian dollar, the MAD, the Euro and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for silver; (7) prices for diesel, fuel oil, electricity and other key supplies being approximately consistent with the Corporation’s expectations; (8) attributable production and cost of sales forecasts for the Corporation meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Corporation’s analysis thereof being consistent with expectations (including but not limited to grade, ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Corporation, mine plans for the Corporation’s current and future mining operations, and the
Corporation’s internal models; (10) labour and materials costs increasing on a basis consistent with our current expectations;
(11) the terms and conditions of the legal and fiscal stability in Morocco being interpreted and applied in a manner consistent with their intent and our expectations; (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining in Morocco being consistent with our current expectations; (14) access to capital markets; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations; (18) having and maintaining human and technical capacities to execute on its plans to achieve the 2025 Guidance figures; (19) transactions announced by the
Corporation advancing and closing per the Corporation’s timeline and expectations; and (20) the Corporation’s capacity to complete the post-closing conditions related to the financing facility with EBRD for up to $25 million.
Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; inaccuracies of mining reserve and resource calculations, challenges related to underground mining, fluctuations in the currency markets;
fluctuations in the spot and forward price of silver or certain other commodities; price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group silver producers and the Corporation, and the resulting impact on market price to net asset value multiples; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks arising from reliance on a single operating mine, risks arising from reliance on contractors namely one EPC provider at the Zgounder expansion project and one open pit mining contractor, changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, withholding tax, capital tax, tariffs, value-added or sales tax, production royalties, excise tax, customs/import or export taxes/duties, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Morocco or Mauritania; operating or technical difficulties in connection with mining and milling notably improving recoveries, development or refining activities;
employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Corporation (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations or any other applicable jurisdiction; the speculative nature of silver or gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of silver and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Aya’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Aya, including but not limited to
AYA GOLD & SILVER INC. / MANAGEMENT’S DISCUSSION AND ANALYSIS / Q2-202532
resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.
Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada including, but not limited to, the “Risk Factors” set forth in the Corporation’s Annual Information Form dated March 31, 2025. These factors are not intended to represent a complete list of the factors that could affect Aya. The forward-looking statements contained herein are made only as of the date hereof. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-
looking statements, except to the extent required by applicable law.
Additional Information and Continuous Disclosure

Additional information about the Corporation FS for the period ended June 30, 2025, will be available on SEDAR+ at
www.sedarplus.ca and on the Corporation’s website at www.ayagoldsilver.com.
Technical Information

David Lalonde, B. Sc, Vice-President Exploration, designated as a Qualified Person under National Instrument 43-101 for Aya
Gold and Silver has reviewed and approved the technical content of this document.